EXHIBIT 1

FOR IMMEDIATE RELEASE	15 December 2011

WPP PLC (“WPP”)

VML acquires majority stake in digital marketing agency Qais Consulting in Singapore

WPP announces that its wholly-owned full-service digital marketing agency, VML Inc., (“VML”), has acquired a majority stake in Qais Consulting (“Qais”), a leading digital marketing agency in Singapore.

Qais will join its business operations with VML, one of the world’s leading digital marketing agencies, and rebrand as VML Qais, which will operate as part of Y&R Asia.

Founded in 2005 and based in Singapore, with a presence in Mumbai, India, Qais is a highly-awarded full-service digital marketing agency offering digital and marketing strategy, user experience, technology development, research and analytics, mobile and channel management, social media, search marketing, online advertising, and media management services. It employs 31 people and clients include Standard Chartered Bank, Sony Electronics, Sony Pictures, Hilton Hotels, Mahindra & Mahindra, ICICI Bank, Tata Motors and the Singapore Ministry of Defence.

Qais’ revenues for the year ended 31 December 2010 were S$4 million with gross assets of S$1.6 million at the same date.

VML, a US-based company founded in 1992 with operations around the globe, is one of the world’s largest wholly digital agencies. VML clients include Colgate-Palmolive, Dell, English Premier League, Gatorade, Kellogg, Microsoft, SAP, Southwest Airlines, Western Union and Xerox.

This investment continues WPP’s strategy of developing its networks in fast growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s businesses in the Asia Pacific region generate revenues of over US$4 billion (including associates) and employ approximately 42,000 people. Globally, new media and digital accounts for approximately 30% of WPP revenues. In 2010, WPP reported global revenues of US$14.4 billion.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204